Mail Stop 4561
via fax (310) 878-8320

November 24, 2008

George Lichter
Chief Executive Officer
InfoSearch Media, Inc.
4086 Del Rey Avenue
Marina Del Rey, CA 90292

      Re: **InforSearch Media, Inc.**
                Form 10-KSB and Form 10-KSB/A for the Year Ended
                December 31, 2007
                Filed on April 15, 2008 and April 17, 2008, respectively
                Form 10-Q/A for the Quarter Ended March 31, 2008
                Filed on June 10, 2008
                Form 10-Q for the Quarter Ended June 30, 2008
                Filed on August 19, 2008
                File No.: 333-97385

Dear Mr. Lichter:

        We have reviewed the above-referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q/A for the Quarterly Period Ended March 31, 2008 and Form 10-Q for the
Quarterly Period Ended June 30, 2008

Item 3. Disclosure Controls and Procedures

1.   We note that the Company's officers have concluded that your disclosure controls
        and procedures were not effective as of March 31, 2008 and June 30, 2008 due to a
        material weakness in accounting for stock options. The disclosures in your 2008
        Forms 10-Q, however, also indicate that this weakness no longer existed at March
        31, 2008 and June 30, 2008. Therefore, it appears that your conclusions regarding
        the effectiveness of your disclosure controls and procedures are inconsistent with
        your disclosures. Please explain further the following with regards to these
        disclosures:
        •   Tell us the basis for your Officers' conclusions that the Company's disclosure
            controls and procedures were not effective as of March 31, 2008 and June 30,
            2008 or revise your disclosures accordingly.
        •   Also, tell us when the Company remediated the material weakness identified in
            fiscal 2006. In this regard, we note your disclosures which indicate there were
            no significant changes made in the Company's internal controls during the
            periods ended March 31, 2008 and June 30, 2008. If such weakness was
            remediated prior to fiscal 2008, then revise to remove reference to this
            weakness in your fiscal 2008 Forms 10-Q. If such weakness was not
            remediated, then revise to explain further the efforts that you are taking and any
            changes you made during each period in fiscal 2008 to address this weakness.

2.   In both your March 31, 2008 and June 30, 2008 Forms 10-Q you indicate
        "[a]lthough we are not yet required to report on our assessment of the effectiveness
        of our internal controls over financial reporting until at least the end of the next
        fiscal year or provide auditor attestation until the end of fiscal 2009, it is possible
        that we may identify one or more material weaknesses before we complete our
        compliance and remediation efforts." We further note, however, that the Company
        was required to, and if fact did, report on the effectiveness of your internal controls
        over financial reporting as of December 31, 2007 and concluded that your controls
        were effective. Therefore, please explain the basis for these disclosures in your
        fiscal 2008 Forms 10-Q or revise accordingly.

3.   Your disclosures on page 18 of the Company's June 30, 2008 Form 10-Q indicate
        that there were no significant changes made in your internal controls over financial
        reporting "during the six months ended June 30, 2008" that have materially affected
        or are reasonably likely to materially affect the Company's internal control over
        financial reporting. Item 308T(b) of Regulation S-K requires registrants to disclose
        any changes in internal control over financial reporting during the registrant's last
        fiscal quarter (i.e. the three months ended June 30, 2008). Please revise your
        disclosures to comply with the guidance in Item 308T(b).

Exhibit 31.1

4.   We note that the certifications included in your March 31, 2008 Form 10-Q/A and June 30, 2008 Form 10-Q do not include all of the required disclosures set forth in Exhibit 601(b)(31) of Regulation S-K. Please amend your March 31, 2008 and June 30, 2008 Forms 10-Q to include certifications that comply with the exact form set forth in Item 601(b)(31) of Regulation S-K. Specifically, please revise to include a statement (as item (b) under paragraph 4) that the certifying officers have "designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles."

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kari Jin, Staff Accountant, at (202) 551-3348 or me at (202) 551-3499 if you have any questions regarding the above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief